# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUTOLIV INC, CIK 0001034670
CUSIP: 052800109
Title of class of securities: Common Stock represented by Swedish Depositary Receipts, 1 SDR = 1 share
Address of issuer's principal executive offices: 3350 AIRPORT RD, OGDEN, Utah (UT), 84405
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001534653

## Reporting persons
- Skandinaviska Enskilda Banken AB (publ): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Sweden (V7); sole voting power 3,893,610; shared voting power 0; sole dispositive power 3,893,610; shared dispositive power 0; aggregate amount beneficially owned 3,893,610 (5.3% of the class)

## Item 1. Issuer
Name of issuer: AUTOLIV INC
Address of issuer's principal executive offices: 3350 AIRPORT RD, OGDEN, UTAH, 84405.

## Item 2. Person Filing
Name of person filing: Skandinaviska Enskilda Banken AB (publ)
Address of principal business office or, if none, residence: Kungstradgardsgatan 8, 10640, Stockholm
Citizenship: Sweden

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Bank

## Item 4. Ownership
Amount beneficially owned: 3,893,610
Percent of class: 5.3
Sole power to vote or to direct the vote: 3,893,610
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,893,610
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
SEB Funds AB
See in Exhibit description

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Bank is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
The Item 3 classification of Skandinaviska Enskilda Banken AB (publ)
is "Item 3(g) a parent holding company or control person
in accordance with Section 240.13d-1(b)(1)(ii)(G)."
The shares reported on the attached Schedule 13G are beneficially owned by the following direct subsidiaries of
Skandinaviska Enskilda Banken AB (publ):

(A) The Item 3 classification of each of the subsidiaries listed below is "Item 3(j) Group, in accordance with Section 240.13d-1 (b)(1)(ii)(j)"

SEB Funds AB
Stjarntorget 4,
SE-106 40 STOCKHOLM, Sweden
NOTE: ALL OF THE LEGAL ENTITITIES LISTED UNDER (A) ABOVE ARE
DIRECT SUBSIDIARIES OF SKANDINAVISKA ENSKILDA BANKEN AB (PUBL).
BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS
DIRECTLY OR INDIRECTLY BY ANY ONE OF THE SUBSIDIARIES LISTED ABOVE
IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON
THE ATTACHED SCHEDULE 13G AND IS INCORPORATED INTO THE TOTAL PERCENTAGE
OF CLASS REPORTED ON THE REPORTING PERSON PAGE FOR
SKANDINAVISKA ENSKILDA BANKEN AB (PUBL).
(DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT
REPORTING PERSON PAGE ON THE ATTACHED SCHEDULE 13G TO DETERMINE THE
TOTAL PERCENT OF CLASS FOR SKANDINAVISKA ENSKILDA BANKEN AB (PUBL).

## Signatures
- Skandinaviska Enskilda Banken AB (publ): Inga Brutane, Attorney-In-Fact for Skandinaviska Enskilda Banken AB(publ) (08/14/2026)
- Skandinaviska Enskilda Banken AB (publ): Darta Luize Rasmane, Attorney-In-Fact for Skandinaviska Enskilda Banken AB(publ) (08/14/2026)
Comment: We, Skandinaviska Enskilda Banken AB (publ)(SEB AB) hereby appoint and authorise each of Inga Brutane, Darta Luize Rasmane,to approve, sign and deliver to the authorities reports, notices, and other documents necessary in relation to:
the obligation to disclose shareholding positions pursuant to transparency requirements as implemented in local legislation.We ratify and confirm all that said attorneys may do by virtue hereof.
Stockholm, SE
SKANDINAVISKA ENSKILDA BANKEN AB (publ)
Cecilia Wolrath Ekenback Hans Ragnhall
Head of Group Compliance Legal Counsel
Stockholm 2025-02- 17 Stockholm 2025-03-03